

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Mr. Michael J. Rugen
Chief Financial Officer
Tengasco, Inc.
11121 Kingston Pike, Suite E
Knoxville, TN 37934

> **Re:** **Tengasco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 1-15555**

Dear Mr. Rugen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties, page 31

Reserve Analyses, page 34

1.   We note your disclosure indicating that your reserves estimates were prepared by LaRoche Petroleum Consultants, Ltd. (LaRoche). Please file as an exhibit to your Form 10-K the reserve report from LaRoche, including all the information required by Item 1202(a)(8) of Regulation S-K.

Total Proved Reserves as of December 31, 2009, page 35

2.   Please expand your disclosure to discuss all the information about your proved undeveloped reserves (PUD) as required by Item 1203 of Regulation S-K. We note from your disclosure on page F-38 that PUD make up 26% of your total proved reserves as of December 31, 2009.

3.   Please expand your disclosure on page 36 to discuss the qualifications of the technical person(s) primarily responsible for overseeing the preparation of your reserves estimates to comply with Item 1202(a)(7) of Regulation S-K.

Financial Statements

Note 1 – Description of Business and Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

4.   We note your disclosure stating that revenues are recognized based on actual volumes of oil and gas sold to purchasers. Please expand your disclosure to discuss conditions that must be met before you consider the transaction a sale, noting the guidance in FASB ASC Sections 605-10-S25 and S99.

Oil and Gas Properties, page F-11

5.   Please expand your disclosure under this heading, as well as on page 46, to discuss how the cost or estimated fair value of unproven properties affects the limitation of your net capitalized costs. Please be sure that your disclosures address both points (B) and (C) of Rule 4-10(c)(4) of Regulation S-X.

Note 23 – Supplemental Oil and Gas Information (Unaudited), page F-35

Estimated Quantities of Oil and Gas Reserves, page F-37

6.   Please expand your disclosure to explain the reasons for the significant revisions of your previous reserves estimates for all periods presented to comply with FASB ASC paragraph 932-235-50-5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief